Exhibit 99.1

PAN AMERICAN SILVER ANNOUNCES FOURTH QUARTER
AND 2008 YEAR END RESULTS
 (All amounts in US dollars unless otherwise stated and all production figures are approximate)

Vancouver, B.C. – February 19, 2009 – Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) today reported unaudited financial and operating results for the fourth quarter and fiscal year ended December 31, 2008.  The Company also provided an update on its mining operations and an outlook for 2009.

This earnings release should be read in conjunction with the Company’s unaudited financial statements for the corresponding period, which are available on the Company’s website at www.panamericansilver.com, and have been posted on SEDAR at www.sedar.com.

Fourth Quarter 2008 Highlights (unaudited)[1]
· · · · · ·
4.6 million ounces of silver produced
Cash costs of $8.24[2] per payable ounce of silver
Net loss of $33.3 million or $0.41 per share, including $35.4 million in atypical charges for the write down of the Quiruvilca mine, pricing adjustments, severance costs and currency losses
Cash flow used by operations was $(4.9) million
Adjusted cash flow from operations[3] was positive $4.2 million
Manantial Espejo commenced silver-gold dore production December 29, 2008
San Vicente expansion 92% complete at year end

2008 Year-End Highlights (unaudited)[1]
· · · · · · ·
Record annual silver production of 18.7 million ounces, 13th consecutive year of growth
Cash costs of $5.96[2] per payable ounce of silver
Net earnings of $24.6 million or $0.31 per share
Record cash flows generated by operating activities of $93.0 million
Adjusted cash flow  from operations[3] of $95.6 million
Record sales of $338.6 million
Proven and probable reserves of 223.7 million ounces of silver and 701,000 ounces of gold at year end

2009 Outlook
· · · · ·
Silver production to increase by 15% to 21.5 million ounces
Gold output to more than double to 85,000 ounces
Manantial Espejo to reach commercial production during the first quarter
San Vicente expansion to be commissioned and ramp up to full capacity by end of the 2nd quarter
$103.5 million raised in February through 6.4 million equity share financing

1 Financial information in this news release is based on Canadian GAAP
2 Cash costs per payable ounce of silver is a non GAAP measure. The Company believes that, in addition to cost of sales, cash costs per ounce is a useful and complementary benchmark for performance and is well understood and widely reported in the silver mining industry.  However, cash costs per ounce does not have a standardized meaning prescribed by Canadian GAAP.  Investors are cautioned that cash costs per ounce should not be construed as an alternative to cost of sales determined in accordance with Canadian GAAP as an indicator of performance. The Company’s method of calculating cash costs per ounce may differ from the methods used by other entities and, accordingly, the Company’s cash costs per ounce may not be comparable to similarly titled measures used by other entities.  See “Financial and Operating Highlights” below for a reconciliation of this measure to the Company’s cost of sales.
3 Adjusted cash flow from operations is a non-GAAP measure. The Company believes that, in addition to cash flow, adjusted cash flow is a useful and complementary performance measure.  However, adjusted cash flow does not have a standardized meaning prescribed by Canadian GAAP.  Investors are cautioned that adjusted cash flow should not be construed as an alternative to cash flow determined in accordance with Canadian GAAP as an indicator of performance. The Company’s method of calculating adjusted cash flow may differ from the methods used by other entities and, accordingly, the Company’s adjusted cash flow may not be comparable to similarly titled measures used by other entities.  See “Financial and Operating Highlights” below for a reconciliation of this measure to the Company’s cash flow (used in) generated by operating activities.

1500 – 625 H OWE S TREET , V ANCOUVER , BC C ANADA V6C 2T6
T EL 604.684.1175 • F AX 604.684.0147
www.panamericansilver.com

Commenting on today’s announcement, Geoff Burns, President and CEO said: “As announced in early January, the fourth quarter of 2008 was a very challenging period for the mining industry and for Pan American.  We found ourselves on the wrong side of a strengthening US dollar, base metal prices fell precipitously and consequently operating costs reached all-time highs.  However, we responded accordingly and made some difficult decisions with respect to our assets and our people and we are already starting to see the benefits of these actions.  I’m happy to be able to report that in January of this year we produced 1.7 million ounces of silver at a cash cost of $5.97 per ounce.  That’s a 28% improvement over our fourth quarter’s cash costs and in line with what we are expecting in 2009.”

Financial Results

During the fourth quarter of 2008, Pan American reported a consolidated net loss of ($33.3) million or ($0.41) per share.  As previously announced, a number of atypical charges registered during the quarter negatively affected the Company’s financial results.  These include (i) a one-time non-cash charge of $15.1 million for the write down of the Quiruvilca mine, (ii) an $8.8 million charge for final price adjustments of concentrate shipments made during the third quarter, but where final pricing was settled during the fourth quarter,  (iii) a $5.8 million loss on currency positions, partially offset by gains in zinc and lead contracts, (iv) a $4.7 million charge for severance and other expenses of a non-recurring nature and (v) a $1.0 million foreign exchange loss.

Consolidated mine operating earnings for the year 2008 were $93.2 million, down 11% from 2007, while consolidated net income for the year was $24.6 million, or $0.31 per share compared to $88.9 million or $1.16 per share for 2007.

Sales during the quarter were $46.3 million, a 46% decline compared to the fourth quarter of 2007.  Sales were negatively affected by lower quantities sold and shipped, the deterioration of silver and base metals prices and an $8.8 million negative pricing adjustment described above. At the end of October silver reached its lowest price since late 2005, while average zinc and lead prices were also significantly down at 55% and 62%, respectively, compared to a year ago.  Despite lower sales during the fourth quarter, the Company posted annual record sales of $338.6 million, a 12% increase year over year.

Cash flow used by operating activities for the quarter ended December 31, 2008 were $(4.9) million.  However, adjusted cash flow from operations(3) remained positive at $4.2 million.  During the fourth quarter the Company invested $60.2 million in capital expenditures, of which $28.5 million were invested in the final stages of construction and commissioning of Manantial Espejo and $22.1 million in San Vicente’s expansion.  During the full year 2008, the Company generated $93.0 million in cash flow from operating activities, a 37% increase year over year.

At December 31, 2008 Pan American had $30.1 million in cash and short term investments and $95.1 million in working capital.  The Company remains debt-free and has not drawn on the $70 million revolving facility announced in October 2008.  With Manantial Espejo now in production and San Vicente’s expansion nearing commissioning, the Company remains fully funded to complete its current short term growth strategy.

Production and Operations

2008 was the Company’s thirteenth consecutive year of production growth with annual production of 18.7 million ounces of silver, a 9% increase over 2007.  The Company also produced 25,146 ounces of gold, which represents an 8% increase from the previous year.

Pan American’s operations produced 4.6 million ounces of silver during the fourth quarter of 2008.  Alamo Dorado and La Colorada had good quarters, contributing 1.4 million and 0.9 million ounces of silver, respectively.  In Perú, Huaron milling was slowed by mechanical problems, now rectified, which reduced quarterly production to 0.8 million ounces of silver, while Morococha and Quiruvilca produced 0.6 million and 0.3 million ounces of silver, respectively.

Consolidated cash costs for the fourth quarter of 2008 rose to $8.24 per ounce of silver net of by-product credits from $4.54 in the fourth quarter of 2007.  Cash costs for the year increased to $5.96 per ounce of silver produced net of by-product credits, from $3.42 during 2007.  The increase was a direct result of lower base metal by-product credits coupled with increased costs for materials, energy and labour, which escalated significantly throughout 2008.

The Company expects its cash costs to decline going into 2009, as a consequence of the proactive measures implemented in November of 2008, the addition of lower cost production from Manantial Espejo, the weakening of local currencies and clear indications that last year’s cost escalations are beginning to reverse.  In fact, during January 2009, the Company produced 1.7 million ounces of silver at a cash cost of $5.97 per ounce, a 28% reduction as compared to the fourth quarter of 2008

Outlook

In 2009, Pan American expects to increase silver production by another 15% to 21.5 million ounces, excluding production from the Quiruvilca mine, which the Company is preparing for a period of care and maintenance.

	Silver Production Million ounces	Cash Costs Per Ounce US$
Huaron	4.2	8.14
Morococha	2.7	7.82
Silver Stockpiles	0.2	2.93
San Vicente	1.9	6.98
La Colorada	3.4	8.01
Alamo Dorado	4.8	6.32
Manantial Espejo	4.3	2.25
TOTAL	21.5	6.28

New silver production form the Company’s recently commissioned Manantial Espejo mine and additional silver production from the expanded San Vicente mine should fuel 2009’s production growth.

The Company also expects to more than double its gold production and is forecasting 85,000 ounces of gold in 2009.  With the anticipated increase in both silver and gold production, the Company expects to significantly reduce its exposure to base metals and estimates that in 2009 58% of its revenue will come from the sale of silver and 16% from the sale of gold.

Consolidated cash costs for 2009 are expected to increase modestly to $6.28 per payable ounce of silver net of by-product credits, compared to the $5.96 per ounce posted in 2008.  Higher costs are expected during the first half of the year reflecting the ramp up of both Manantial Espejo and San Vicente and should decrease as 2009 progresses.  To calculate the by-product credits included in the 2009 projected cash costs, the Company has assumed average zinc and gold prices of US$ 1,150 per tonne and US$ 725 per ounce, respectively.

Pan American expects to invest $29.5 million in capital expenditures during 2009.  $5.5 million will be spent in development and construction capital to finalize San Vicente’s expansion and $24.0 million in sustaining capital at its other operations.

Recent Developments

On February 12, 2009, Pan American closed a public offering of 6,371,000 common shares to raise gross proceeds of approximately $103.5 million.  As indicated in the final prospectus supplement, the Company expects to use the net proceeds of the offering for potential acquisitions, development of acquired mineral properties, working capital and other general corporate purposes.  Including the public offering, the Company now has approximately $125 million in cash and short term investments and in excess of $195 million in working capital.

Commenting on the quarterly results and 2009’s outlook, Geoff Burns added: “As difficult as the fourth quarter was, I could not be more optimistic about our future. We took some tough steps and the results are already staring to show.  Our newest and lowest cost mine is ramping up better than expected. Our increased exposure to silver and now gold could not be more timely, as the price of both precious metals has increased significantly in response to an economic crisis of global proportions.  Silver is again above US$ 14.00 per ounce and gold is closing in on US$ 1,000 per ounce. I think there is ample reason to believe they will push higher in 2009 and Pan American is again, well positioned to reap the benefits”.

***

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves.  The Company has eight operating mines in Mexico, Peru, Bolivia and Argentina.

Technical information contained in this news release has been reviewed by Michael Steinmann,
P.Geo., Executive Vice President Geology & Exploration, and Martin Wafforn, P.Eng., VP Technical Services, who are the Company’s Qualified Persons for the purposes of NI 43-101.

Pan American will host a conference call to discuss financial and operating results on Thursday, February 19, 2009 at 11:00 am ET (08:00 am PT). North American and International participants dial 1-480-629-9572. The call will also be broadcast live on the Internet at http://www.investorcalendar.com/IC/CEPage.asp?ID=141069. Listeners may also gain access by logging on at www.panamericansilver.com. The call will be available for replay for one week after the call by dialing 1-303-590-3030 (for North American and International callers) and entering replay pin number 3984271.

Information Contact
Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
THIS NEWS RELEASE CONTAINS “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN SECURITIES LEGISLATION.  SUCH FORWARD-LOOKING STATEMENTS AND INFORMATION INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS AS TO SILVER, GOLD AND BASE METALS PRODUCTION IN 2009, TIMING AND EXPENDITURES TO REACH COMMERCIAL PRODUCTION AT MANANTIAL ESPEJO AND TO COMMISSION THE EXPANSION OF, AND RAMP UP CAPACITY AT, SAN VICENTE, SILVER GRADES AT HUARON, TRANSITION FROM THE PHASE ONE PIT TO THE PHASE TWO PIT AT ALAMO DORADO, ZINC GRADES AT HUARON AND MOROCOCHA, CASH COSTS PER OUNCE IN 2009, BY-PRODUCT CREDITS IN 2009, BASE METALS PRICES IN 2009, CAPITAL EXPENDITURES AND SUSTAINING CAPITAL IN 2009 AND THE USE OF PROCEEDS FROM THE COMPANY’S RECENT PUBLIC OFFERING.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH FORWARD-LOOKING STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

FORWARD-LOOKING STATEMENTS OR INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS.  SUCH FACTORS INCLUDE, AMONG OTHERS:  FLUCTUATIONS IN THE SPOT AND FORWARD PRICE OF SILVER, GOLD, BASE METALS OR CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN THE CURRENCY MARKETS (SUCH AS THE PERUVIAN SOLE, MEXICAN PESO ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS, REGULATIONS AND POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, PERU, MEXICO, ARGENTINA, BOLIVIA, THE UNITED STATES OR OTHER COUNTRIES IN WHICH THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; OPERATING OR TECHNICAL DIFFICULTIES IN CONNECTION WITH MINING OR DEVELOPMENT ACTIVITIES; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING);

INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; BUSINESS OPPORTUNITIES THAT MAY BE PRESENTED TO, OR PURSUED BY, THE COMPANY; THE COMPANY’S ABILITY TO SUCCESSFULLY INTEGRATE ACQUISITIONS; AND CHALLENGES TO THE COMPANY’S TITLE TO PROPERTIES; AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION “RISK RELATED TO PAN AMERICAN’S BUSINESS” CONTAINED IN THE COMPANY’S MOST RECENT FORM 40F/ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS OR INFORMATION, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED.  THERE CAN BE NO ASSURANCE THAT ANY FORWARD-LOOKING STATEMENTS OR INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS OR INFORMATION.  ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS OR INFORMATION.

Financial & Operating Highlights

	Three months ended		Twelve months ended
	December 31,		December 31,
	2008	2007	2008	2007

Consolidated Financial Highlights (in thousands of US dollars)
(Unaudited)

Net (loss) income for the period	$(33,316)	$26,062	$24,602	$88,860
Basic (loss) income per share	$(0.41)	$0.34	$0.31	$1.16
Mine operating (losses) earnings	$(9,884)	$28,859	$93,219	$104,275
Cash (used in) generated by operations	$(4,895)	$26,708	$92,985	$67,361
Adjusted cash flow from operations(3)	$4,191	$26,944	$95,646	$66,377
Capital spending and purchase of mineral interests	$60,167	$34,545	$243,800	$123,415
Cash and short-term investments	$30,139	$107,315	$30,139	$107,315
Net working capital	$95,082	$186,337	$95,082	$186,337

Tonnes milled	850,371	983,688	3,630,200	3,276,301
Silver – ounces	4,604,560	5,128,959	18,672,939	17,113,027
Gold – ounces	5,068	7,824	25,146	23,580
Zinc – tonnes	10,809	9,373	39,811	39,075
Lead – tonnes	3,732	4,376	15,974	16,284
Copper – tonnes	1,608	1,538	6,069	5,650

Consolidated Cost per Ounce of Silver (net of by-product credits)

Total cash cost per ounce(2)	$8.24	$4.54	$5.96	$3.42
Total production cost per ounce(2)	$10.95	$7.11	$8.76	$5.69

Payable ounces of silver	4,327,214	4,819,255	17,542,831	15,911,734

Average Metal Prices
Silver – London Fixing per ounce	$10.21	$14.21	$14.99	$13.38
Zinc – LME Cash Settlement per tonne	$1,189	$2,646	$1,870	$3,250
Lead – LME Cash Settlement per tonne	$1,251	$3,262	$2,085	$2,595
Copper – LME Cash Settlement per tonne	$3,940	$7,126	$6,952	$7,239
Gold – London Fixing per ounce	$795	$786	$872	$695

(2) and (3) Refer to footnote on page 1 of this press release

Mine Operations Highlights
	Three months ended		Twelve months ended
	December 31,		December 31,
	2008	2007	2008	2007

Huaron Mine

Tonnes milled	159,066	191,867	732,146	750,799
Average silver grade – grams per tonne	206	198	194	196
Average zinc grade	2.52%	2.31%	2.31%	2.54%
Silver – ounces	832,556	999,738	3,628,490	3,827,105
Zinc – tonnes	2,591	2,785	11,047	12,064
Lead – tonnes	1,254	1,838	5,903	6,985
Copper – tonnes	472	479	1,707	1,658
Gold – ounces	287	819	1,552	3,496

Total cash cost per ounce (2)	$10.73	$4.20	$8.06	$2.78
Total production cost per ounce (2)	$12.00	$5.35	$9.38	$3.97

Payable ounces of silver	754,718	908,221	3,280,053	3,453,409

Morococha Mine*

Tonnes milled	148,867	165,285	599,174	609,540
Average silver grade – grams per tonne	153	175	153	172
Average zinc grade	3.84%	3.01%	3.34%	3.36%
Silver – ounces	605,245	806,493	2,475,516	2,870,379
Zinc – tonnes	4,749	4,142	16,677	17,133
Lead – tonnes	1,365	1,720	6,266	6,085
Copper – tonnes	576	500	2,026	2,088
Gold – ounces	248	649	1,191	1,306

Total cash cost per ounce (2)	$8.17	$2.74	$2.84	$(2.16)
Total production cost per ounce (2)	$10.37	$4.38	$4.98	$(0.44)

Payable ounces of silver	539,108	725,013	2,214,316	2,580,837

*Production and cost figures are for Pan American’s share only. Pan American’s ownership changed from 89.4% to 92.2% in December 2008.

Quiruvilca Mine

Tonnes milled	82,707	93,063	349,022	362,141
Average silver grade – grams per tonne	148	141	145	162
Average zinc grade	3.25%	2.34%	2.84%	2.46%
Silver – ounces	339,172	349,544	1,382,990	1,569,351
Zinc – tonnes	2,307	1,750	8,263	7,234
Lead – tonnes	815	609	2,793	2,528
Copper – tonnes	512	543	2,185	1,805
Gold – ounces	384	374	1,807	1,566

Total cash cost per ounce (2)	$13.88	$5.15	$6.61	$2.43
Total production cost per ounce (2)	$16.30	$6.91	$9.05	$3.97

Payable ounces of silver	309,476	320,697	1,267,679	1,445,185

	Three months ended		Twelve months ended
	December 31,		December 31,
	2008	2007	2008	2007

Pyrite Stockpiles

Tonnes sold	9,353	12,006	38,712	52,547
Average silver grade – grams per tonne	210	258	228	269
Silver – ounces	63,226	99,745	284,194	454,202

Total cash cost per ounce (2)	$3.03	$3.52	$4.41	$3.24
Total production cost per ounce (2)	$3.03	$3.52	$4.41	$3.24

Payable ounces of silver	31,977	53,128	146,982	243,998

Alamo Dorado Mine*

Tonnes milled	339,236	420,336	1,478,423	1,139,899
Average silver grade – grams per tonne	149	122	149	127
Silver – ounces	1,441,797	1,689,648	6,115,836	3,809,003
Gold – ounces	3,180	5,032	16,822	13,335

Total cash cost per ounce (2)	6.18	3.62	4.38	4.41
Total production cost per ounce (2)	10.80	7.98	9.02	8.96
				,
Payable ounces of silver	1,438,193	1,685,424	6,100,546	3,799,480

*Commercial production commenced on April 1, 2007.

La Colorada Mine

Tonnes milled	93,518	95,778	377,844	331,067
Average silver grade – grams per tonne	370	407	371	437
Silver – ounces	961,720	1,077,901	3,910,830	3,964,074
Zinc – tonnes	586	371	1,835	943
Lead – tonnes	299	209	1,012	686
Gold – ounces	969	950	3,773	3,877

Total cash cost per ounce (2)	$8.50	$6.97	$8.06	$6.88
Total production cost per ounce (2)	$10.54	$8.89	$10.09	$8.68

Payable ounces of silver	923,422	1,032,071	3,742,934	3,834,685

San Vicente Mine*

Tonnes milled	26,977	17,359	93,591	82,855
Average silver grade – grams per tonne	472	279	348	296
Average zinc grade	2.74%	2.77%	2.72%	2.82%
Silver – ounces	360,846	105,890	875,083	618,913
Zinc – tonnes	576	325	1,989	1,701
Copper – tonnes	48	16	152	99

Total cash cost per ounce (2)	$6.10	$10.12	$7.57	$5.41
Total production cost per ounce (2)	$6.99	$12.56	$8.75	$7.47

Payable ounces of silver	330,319	94,701	790,320	554,140

*The production statistics represent Pan American’s interest in the mine. Pan American’s ownership was approximately 55% through May 22, 2007 and increased to 95% subsequently.

Cash Costs per Ounce of Payable Silver
		Three months ended December 31,		Twelve months ended December 31,
		2008	2007	2008	2007
Cost of sales		$43,613	$48,803	$199,032	$167,797
Add/(Subtract)
Smelting, refining, and transportation charges		12,096	21,088	58,378	87,019
By-product credits		(25,564)	(52,607)	(160,276)	(210,701)
Mining royalties		671	1,537	4,843	5,761
Workers participation and voluntary payments		1,660	(1,256)	(1,700)	(6,304)
Change in inventories		1,113	4,635	1,419	8,595
Other		2,681	(54)	3,980	(579)
Minority interest adjustment		(611)	(265)	(1,043)	172
Alamo Dorado Commissioning Costs		-	-	-	2,719
Cash Operating Costs	A	$35,659	21,882	$104,663	54,478
Add/(Subtract)
Depreciation and amortization		12,550	8,227	46,349	28,992
Asset retirement and reclamation		672	674	2,687	2,860
Change in inventories		(1,270)	3,719	839	4,081
Other		(98)	(48)	(232)	(175)
Minority interest adjustment		(146)	(192)	(605)	(933)
Alamo Dorado Commissioning Costs		-	-	-	1,304
Production Costs	B	$47,367	$34,262	$153,671	$90,607

Payable Ounces of Silver	C	4,327,214	4,819,255	17,542,831	15,911,734
Total Cash Cost per Ounce	A/C	$8.24	$4.54	$5.96	$3.42
Total Production Costs per Ounce	B/C	$10.95	$7.11	$8.76	$5.69

Adjusted cash flow from operations
	Three months ended December 31,		Twelve months ended December 31,
	2008	2007	2008	2007
Cash flow (used by)/from operating activities	$(4,895)	$26,708	$92,985	$67,361
Add/(Subtract)
Realized losses/(gains) on foreign exchange CAD	$7,050	$(631)	$8,916	$(928)
Realized losses/(gains) on commodity and foreign currency contracts	$997	$867	$(7,294)	$(56)
Reductions in Force	$1,039	$-	$1,039	$-

Adjusted cash flow from operations	$4,191	$26,944	$95,646	$66,377

Pan American Silver Corp.
Consolidated Balance Sheets
As at December 31, 2008
(In thousands of U.S. dollars)
	2008	2007
Assets
Current
Cash	$26,789	$51,915
Short-term investments	3,350	55,400
Accounts receivable	51,067	68,600
Inventories	72,650	51,737
Unrealized gain on commodity contracts	10,829	5,502
Future income taxes	5,602	8,388
Prepaid expenses	4,076	3,376
Total Current Assets	174,363	244,918

Mineral property, plant and equipment, net	697,061	500,284
Other assets	1,959	17,701
Total Assets	$873,383	$762,903

Liabilities
Current
Accounts payable and accrued liabilities	$49,208	$53,736
Taxes payable	9,892	1,771
Unrealized loss on foreign currency contracts	14,267	27
Other current liabilities	5,914	3,047
Total Current Liabilities	79,281	58,581

Provision for asset retirement obligation and reclamation	57,323	50,370
Future income taxes	45,392	48,698
Other liabilities and provisions	-	151
Total Liabilities	181,996	157,800

Non-controlling interests	5,746	5,486

Shareholders’ Equity
Share capital (authorized: 200,000,000 common shares of no par value)	655,517	592,402
Contributed surplus	4,122	14,233
Accumulated other comprehensive loss	(232)	(8,650)
Retained earnings	26,234	1,632

Total Shareholders’ Equity	685,641	599,617
Total Liabilities, non-controlling interests and Shareholders’ Equity	$873,383	$762,903

PAN AMERICAN SILVER CORP.
Consolidated Statements of Operations
(Unaudited In thousands of US dollars, except for share and per share amounts)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2008	2007	2008	2007

Sales	$46,278	$85,889	$338,600	$301,064
Cost of sales	43,613	48,803	199,032	167,797
Depreciation and amortization	12,549	8,227	46,349	28,992
Mine operating (losses) earnings	(9,884)	28,859	93,219	104,275

General and administrative	2,783	3,120	10,435	9,522
Exploration and project development	2,265	1,992	5,494	3,362
Accretion of asset retirement obligation	672	674	2,687	2,860
Write-down of mining assets	15,117	-	15,117	-
Operating (losses) earnings	(30,721)	23,073	59,486	88,531
Interest and financing expenses	(168)	(246)	(951)	(660)
Investment and other income	306	131	2,704	5,371
Foreign exchange gains (losses)	(1,045)	631	(6,147)	928
Other expenses	(4,702)	(370)	(4,674)	(370)
Net (losses) gains on commodity and foreign currency contracts	(5,814)	4,005	(1,619)	5,345
(Losses) Gains on sale of assets	(6)	(75)	998	12,425
(Loss) Income before taxes and non-controlling interest	(42,150)	27,149	49,797	111,570
Income tax recovery (provision)	8,506	(599)	(24,430)	(19,605)
Non-controlling interest	328	(488)	(765)	(3,105)
Net (loss) income for the period	$(33,316)	$26,062	$24,602	$88,860

(Loss) Earnings per share:

Basic (loss) income per share	$(0.41)	$0.34	$0.31	$1.16
Diluted (loss) income per share	$(0.41)	$0.33	$0.30	$1.12

Weighted average number of shares outstanding
(in thousands)
Basic	80,786	76,521	80,236	76,453
Diluted	80,786	79,434	80,773	79,174

PAN AMERICAN SILVER CORP.
Consolidated Statements of Cash Flows
(Unaudited In thousands of US dollars)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2008	2007	2008	2007

Operating activities
Net (loss) income for the period	$(33,316)	$26,062	$24,602	$88,860
Reclamation expenditures	-	(54)	(167)	(767)
Items not affecting cash:
Depreciation and amortization	12,549	8,227	46,349	28,992
Write-down of mineral property	15,117	-	15,117	-
Asset retirement and reclamation accretion	672	674	2,687	2,860
Losses (gains) on sale of assets	6	75	(998)	(12,425)
Future income taxes	(5,828)	(3,994)	3,210	(1,448)
Unrealized losses (gains) on foreign exchange	(6,005)	-	(2,769)	-
Non-controlling interests	(328)	488	765	3,105
Unrealized losses (gains) on commodity and foreign currency contracts	4,818	(4,863)	8,913	(5,290)
Stock-based compensation	747	702	2,223	2,052
Changes in non-cash operating working capital	6,673	(609)	(6,947)	(38,578)
Cash (used in) generated by operating activities	(4,895)	26,708	92,985	67,361

Investing activities
Mining property, plant and equipment expenditures (net	(60,167)	(34,545)	(243,800)	(117,170)
of accruals)
Purchase of additional 40 percent interest in San Vicente (net of cash acquired of $1.9 million)	-	-	-	(6,245)
Proceeds from sale of short-term investments	23,298	(2,031)	62,779	24,931
Proceeds from sale of assets	2,589	17	12,199	10,267
Purchase of other assets	-	(3,590)	-	(11,272)
Cash (used in) investing activities	(34,280)	(40,149)	(168,822)	(99,489)

Financing activities
Proceeds from issuance of common shares	-	1,810	50,843	5,164
Dividends paid by subsidiaries to non controlling interests	-	-	(2,626)	(2,347)
Contributions received / receipts (payments) of debt	1,539	(2,294)	2,494	879
Cash generated by (used in) financing activities	1,539	(484)	50,711	3,696

(Decrease) in cash during the period	(37,636)	(13,925)	(25,126)	(28,432)
Cash, beginning of period	64,425	65,840	51,915	80,347
Cash, end of period	$26,789	$51,915	$26,789	$51,915